May 15, 2025

Betsy Cohen
Chief Executive Officer
Cohen Circle Aqusition Corp. II
2929 Arch Street, Suite 1703
Philadelphia, PA 19104

       Re: Cohen Circle Aqusition Corp. II
           Draft Registration Statement on Form S-1
           Submitted April 18, 2025
           CIK No. 0002064683
Dear Betsy Cohen:

       We have reviewed your draft registration statement and have the following comments.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1
Cover Page

1. We note your disclosure in paragraph 8 that it is possible that all Class B shares may be converted to Class A shares prior to the initial business combination. Please clarify the impact this would have on the anti-dilution provision upon consummation of your business combination.
2. In paragraph 9, please ensure that the cross-references are presented in prominent type. Please refer to Item 1602(a)(5) of Regulation S-K.
Summary
Sponsor Information, page 8

3. We note your disclosure on page 12 that "in order to facilitate our initial business
 May 15, 2025
Page 2

       combination or for any other reason determined by our sponsor in its sole discretion, our sponsor may surrender or forfeit, transfer or exchange our founder shares, placement units or any of our other securities, including for no consideration, as well as subject any such securities to earn-outs or other restrictions, or otherwise amend the terms of any such securities or enter into any other arrangements with respect to any such securities." Please add risk factor disclosure regarding any risk that the sponsor may remove itself as Sponsor from the company before identifying a business combination, including through the unconditional ability to transfer the founder shares or otherwise.
4. Please revise your disclosure outside the table to state whether the exercise of the private warrants and warrants issued in on a cashless basis and the conversion of the working capital loans into warrants may result in a material dilution of the purchasers'
       equity interests. Please refer to 1602(b)(6), and 1603(a)(6) of Regulation S-K.
5. We note your reference to Clear Street in your letter agreement restrictions table, on page 10. Please revise the table, here and on page 117, to disclose the lock-
       up agreement with the underwriter. See Item 1603(a)(9) of Regulation
S-K.
Manner of Conducting Redemptions, page 31

6. We note your disclosure on page 34 regarding potential additional financings. Please provide all of the disclosure required by Item 1602(b)(5) of Regulation
S-K
       including how the terms of additional financings may impact unaffiliated security holders.
Conflicts of Interest, page 39

7. We note on page 8, you indicate that you do not believe "any fiduciary duties or contractual obligations of our directors or officers would materially undermine our ability to complete our business combination." We further note though that you disclose that your "sponsor, officers and directors may participate in the formation of, or become an officer or director of, any other blank check company prior to completion of our initial business combination." Please revise to reconcile and clearly indicate the basis for your belief. If any of your sponsor, officers or directors are affiliated with any other SPACs, please disclose this and clarify how opportunities to acquire targets will be allocated among SPACs. Please make similar revisions to your disclosure on page 148. Please refer to Items 1602(b)(7) and 1603(b) of Regulation S-
       K.
Dilution, page 98

8. Please tell us how your presentation of deferred underwriting commissions within your dilution calculations is consistent with your disclosure elsewhere in the document regarding how the deferred underwriting commissions are calculated. For example, we note disclosures within your filing indicating that up to 75% of your deferred underwriting commissions shall be due and payable in your sole discretion.
 May 15, 2025
Page 3

Proposed Business
Sponsor Information, page 115

9. We note disclosure that "other than [your] officers and directors, no other person has a direct or indirect material interest in [your] sponsor. In addition, [your] independent directors will receive for their services as a director an indirect interest in the founder shares through membership interests in [your] sponsor." Please revise to specifically identify all of the persons who have a direct or indirect material interest in the SPAC sponsor, as well as the nature and amount of their interests, as required by Item
       1603(a)(7) of Regulation S-K. Please also revise your disclosure on page 145 to discuss the membership interests in the sponsor that your independent directors will receive for their services as a director. See Item 402(r)(3) of Regulation S-K.
FinTech1, page 152

10. Please revise your disclosure with respect to your prior SPACs, as appropriate to address any SPAC liquidations, any extensions of the time to complete the transaction and the level of redemptions in connection therewith, and information concerning any completed business combinations, including the financing needed for the transactions and the level of redemptions. We note that you have provided certain of these disclosures for some of the transactions and not for others. Please refer to Item
       1603(a)(3) of Regulation S-K.
Underwriting, page 196

11. We note your disclosure that, with respect to 75% of the deferred underwriting commission, you have sole discretion as to whether to pay this amount. Please clarify what factors the company and the sponsor will consider in determining whether to use discretion either to pay this amount or not pay the remainder of the deferred payment.
       Additionally, please clarify why the underwriters have agreed to potentially give up
       75% of the deferred compensation.
       Please contact Eric McPhee at 202-551-3693 or Wilson Lee at 202-551-3468 if you have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman at 202-551-3585 or David Link at 202-551-3356 with any other questions.



                                                              Sincerely,

                                                              Division of
Corporation Finance
                                                              Office of Real
Estate & Construction
cc:   Mark E. Rosenstein, Esq.